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                                                                      Exhibit 18

March 29, 2005

Board of Directors
Cablevision Systems Corporation
1111 Stewart Avenue
Bethpage, NY 11714

Gentlemen:

         I am writing to inform you that, as previously indicated, the Class B stockholders intend to exercise their rights under Cablevision's charter to elect 75% of the board of directors. It seems in the best interest of all involved, including Cablevision and its stockholders, that this be accomplished through the board nominating process and in accordance with the corporate governance guidelines rather than through stockholder action.

         At the April 18 board meeting, I plan to propose that the board reduce its size to 12 members, nine of whom will be Class B directors and three of whom will be Class A directors. Consistent with our corporate governance guidelines, we would expect that the current Class B directors will recommend nine Class B candidates to the full board for nomination, and that the full board will then nominate them. Likewise, we would expect that the current Class A directors will recommend three Class A candidates to be nominated by the board for election by the Class A stockholders. The candidates we plan to recommend are each of the nine individuals currently serving as Class B directors.

         I understand that each of the Class B directors has completed and provided to the Company our standard form of directors and officers questionnaire, which should aid you in your consideration of the criteria for selecting board members set forth in the corporate governance guidelines. In addition, we expect that each of these individuals will be available between now and the April 18 board meeting to answer any questions you may have. Our preliminary assessment is that Rand Araskog, Frank Biondi, John Malone and Leonard Tow would meet the NYSE and SEC independence requirements for service on the board's audit and compensation committees, but this is an issue that should be considered by the full board.

         Please let me know if you have any questions or concerns with regard to the foregoing.

                              Respectfully yours,



                              Charles F. Dolan

cc:    Victoria Salhus, Secretary